UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of the Company, dated July 24, 2013, announcing that the Company launched a mandatory offer to purchase all of the shares of Sevan Drilling ASA.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated July 31, 2013, announcing that the Company has entered into new contracts for the construction of two high specification jack-up drilling rigs at Dalian Shipbuilding Industry Offshore Co., Ltd.

Attached hereto as Exhibit 99.3 is a copy of the press release of the Company, dated August 7, 2013, announcing that the Company entered into forward agreements relating to the Company’s equity ownership of Sevan Drilling ASA.

Attached hereto as Exhibit 99.4 is a copy of the press release of the Company, dated August 15, 2013, announcing that the Company reached a preliminary agreement with an industrial company to create a strategic partnership to expand its harsh environment business.

Attached hereto as Exhibit 99.5 is a copy of the press release of the Company, dated August 23, 2013, announcing the results of the Company’s mandatory offer to purchase all of the shares of Sevan Drilling ASA.

Attached hereto as Exhibit 99.6 is a copy of the press release of the Company, dated August 27, 2013, providing notice to the Company’s shareholders of its annual general meeting.

Attached hereto as Exhibit 99.7 is a copy of the press release of the Company, dated August 29, 2013, announcing that the Company repurchased 300,000 of its own common stock at an average price of NOK 273.5 per share.

Attached hereto as Exhibit 99.8 is a copy of the press release of the Company, dated August 29, 2013, announcing that the Company has entered into a forward agreement relating to the Company’s equity ownership in Sevan Drilling ASA.

Attached hereto as Exhibit 99.9 is a copy of the press release of the Company, dated September 4, 2013, announcing that the Company will be trading ex-dividend of a cash dividend of $0.91 per share on September 5, 2013.

Attached hereto as Exhibit 99.10 is a copy of the press release of the Company, dated September 5, 2013, announcing that the Company has settled a Total Return Swap agreement expiring on September 4, 3013 with 1,700,000 common shares in Seadrill Limited as underlying security and subsequently entered into a new TRS agreement with exposure to the same number of shares.

Attached hereto as Exhibit 99.11 is a copy of the press release of the Company, dated September 20, 2013, containing minutes from the Company’s 2013 Annual General Meeting.

Attached hereto as Exhibit 99.12 is a copy of the press release of the Company, dated October 3, 2013, announcing that the Company granted two of the Company’s primary insiders, Mr. Per Wullf, the Company’s Chief Executive Officer, and Mr. Rune Magnus Lundetrae, the Company’s Chief Financial Officer, 130,000 and 40,000 share options, respectively, at an average strike price of NOK 273.00 per share.

Attached hereto as Exhibit 99.13 is a copy of the press release of the Company, dated October 4, 2013, announcing that two of the Company’s primary insiders, Mr. Per Wullf, the Company’s Chief Executive Officer, and Mr. Rune Magnus Lundetrae, the Company’s Chief Financial Officer, exercised vested options and sold shares in the Company.

Attached hereto as Exhibit 99.14 is a copy of the press release of the Company, dated October 10, 2013, announcing that the Company’s subsidiary, Seadrill Partners LLC, entered into a settlement agreement with the contractor of its semi-submersible rig, West Aquarius.

Attached hereto as Exhibit 99.15 is a copy of the press release of the Company, dated October 11, 2013, announcing that the Company entered into an agreement to sell the tender rig T-16 to Seadrill Partners LLC for a total purchase price of $200 million, less approximately $93 million of debt outstanding under the credit facility secured by the T-16 payable in unregistered common units of Seadrill Partners LLC.

Attached hereto as Exhibit 99.16 is a copy of the press release of the Company, dated October 11, 2013, announcing that the Company’s discussions with an industrial company to create a strategic partnership to expand its harsh environment business have been placed on hold.

Attached hereto as Exhibit 99.17 is a copy of the press release of the Company, dated October 17, 2013, announcing that the Company’s subsidiary, North Atlantic Drilling Ltd., is contemplating issuing new senior unsecured bonds in the Norwegian bond market with maturity in October 2018.

Attached hereto as Exhibit 99.18 is a copy of the press release of the Company, dated October 17, 2013, announcing that the Company’s subsidiary, North Atlantic Drilling Ltd., successfully completed a NOK 1,500 million senior unsecured bond issue with maturity in October 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: October 22, 2013

	By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

SDRL - Seadrill announces mandatory offer for all outstanding shares in Sevan Drilling

Hamilton, Bermuda, July 24, 2013 - Reference is made to the announcement on June 27, 2013 where Seadrill Limited ("Seadrill") announced that it had acquired 116,934,875 shares in Sevan Drilling ASA ("Sevan Drilling") at a price of NOK 3.95 per share (the "Acquisition") and its intention to launch a mandatory offer for all the outstanding shares in Sevan Drilling not owned by Seadrill.

Seadrill hereby announces the launch of the Offer on the terms and conditions set out in the offer document dated July 24, 2013. A cash consideration of NOK 3.95 per share will be offered, equalling the cash offer in the completed Acquisition. The acceptance period commences tomorrow and expires at 16:30 (CET) on August 22, 2013.

The Offer will not be made in any jurisdiction in which the making of the Offer would not be in compliance with the laws of such jurisdiction. The Offer will not be made in or into Canada, Australia or Japan. This notification does not in itself constitute an offer. The Offer will only be made on the basis of the offer document dated July 24, 2013 and can only be accepted pursuant to the terms of such document.

DNB Markets is acting as financial advisor and receiving agent for Seadrill.

The offer document for the Offer has been sent to all shareholders registered in VPS as of July 24, 2013. The offer document is also available upon request at DNB Bank ASA, Registrars Department, Dronning Eufemias gate 30, N-0021 Oslo, Norway or by visiting www.dnb.no/emisjoner.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.2

SDRL - Seadrill orders two jack-ups for delivery in 2016

Hamilton, Bermuda, July 31, 2013 - Seadrill Limited ("Seadrill" or "the Company") has entered into new contracts for the construction of two high specification jack-up drilling rigs at Dalian Shipbuilding Industry Offshore Co., Ltd. (DSIC Offshore) in China.  The newbuild rigs are scheduled for delivery during the second and third quarters of 2016, and the total project price per rig is approximately US$230 million (including project management, capitalized interest, drilling and handling tools, spares and operation preparations), with tail-heavy payment terms.

The two new units will be based on the F&G JU2000E design, with water depth capacity of 400ft and drilling depth of 30,000ft. Seadrill now has in total ten jack-ups under construction at DSIC Offshore of which two are scheduled for delivery in 2013, five in 2015 and three in 2016.

Seadrill's construction program now totals 24 units, including 9 drillships, 2 harsh environment semi-submersibles, and 13 high specification jack-ups. In addition the Company has fixed priced options for two ultra-deepwater units.

The Board of Seadrill is of the opinion that the premium jack-up segment continues to provide a compelling investment thesis. The global jack-up market is at an inflection point as approximately 60% of the global contracted fleet is built before 1993.  Almost 100 newbuild jack-ups have been delivered since 2005. However in the last two years we have seen increased utilization and the number of stacked rigs decline to multi-year lows. Utilization rates have exceeded 90% while average dayrates, unmet demand and average contract lengths have all increased.

Newbuild activity has increased in response to the industry's calls for additional demand and more capable units. We are of the opinion that the current orderbook falls well short of adequately supplying oil company needs going forward.  Currently, the orderbook stands at approximately 115 units of which approximately 50% are not competitive on a global basis.  Most of these uncompetitive units are either low specification or destined for markets with regional factors that will limit their global mobility.

Tender activity continues to be robust with a significant increase over the last six months.  We have experienced increased inquiries primarily in Latin America, the Middle East, and West Africa. Our customers continue to shift their focus toward higher specification jack-up rigs and the benefits in terms of efficiency and safety that these units deliver. Not only are operators high-grading their fleet for the short term, but also increasing the duration of contracts, a trend which speaks to the scarcity value of high specification units.

Seadrill is currently in specific discussions about long term chartering for several of our jack-ups. These discussions confirm a stronger day rate environment as well as longer contracting terms.

Per Wullf, CEO of Seadrill Ltd. says in a comment, "Seadrill has focused its' newbuild activity on the high end of all asset classes since the Company's inception in 2005.  High specification units have historically commanded the highest dayrates and utilization rates and we fully expect this trend to continue. The market for high specification jack-up units is poised for a significant uplift in dayrates and we continue to invest in order to put Seadrill's shareholders in a prime position to benefit.

Seadrill's competitive advantage not only resides in its' assets, but also in its' demonstrated safety and operational and track records and the ability to win repeat business from industry leading customers.  We are confident these factors, along with continued fleet growth, will contribute to our industry leading returns and ability to grow the dividend."

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.3

SDRL - Disclosure regarding Sevan Drilling ASA

Hamilton, Bermuda, August 7, 2013 - We refer to the press releases dated January 30, 2013, February 7, 2013, and May 10, 2013 which announced the forward agreements for Seadrill Limited's ("Seadrill") holdings in Sevan Drilling ASA ("Sevan") shares.

We have rolled forward these agreements subsequent to the prior agreements' expiration.

Seadrill has entered into a forward agreement for 96,000,000 Sevan shares expiring November 6, 2013 with a strike price of NOK 4.05.

Additionally, Seadrill has entered into a forward agreement for 81,828,500 Sevan shares expiring November 6, 2013 with a strike price of NOK 4.04.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

 EXHIBIT 99.4

SDRL - Seadrill and North Atlantic Drilling announce strategic partnership

Hamilton, Bermuda, August 15, 2013 - North Atlantic Drilling Ltd. ("NADL" or the "Company") and Seadrill Limited ("Seadrill") announced in their first quarter 2013 reports that the companies were actively engaged in discussions with potential strategic partners in order to strengthen NADL's position in harsh environment areas.

The basis for the establishment of NADL in 2011 was to carve out a premium specialist operator with a superior safety standard in harsh environment areas and to use this as a platform to grow the business substantially. NADL builds on a 40-year history of drilling operations and a best-in-class track record in challenging areas. The recent discoveries and activities in harsh environment areas like Norway, Northern part of the UK, North Canada and Alaska, Greenland, Arctic and Northern and Far East part of Russia strongly confirm this growth opportunity. The supply and demand balance for these markets looks tight considering that very few suitable new units are to be delivered in the next years. It is likely that this new capacity is insufficient to meet what is expected to be a very high growth in demand for drilling activities.

The boards of Seadrill and NADL have in this respect focused on further strengthening  the foothold for future operations in new offshore frontiers, including the emerging Arctic and sub-Arctic harsh environment areas in the Northern hemisphere.  Particular focus has been placed on pursuing business in the promising Russian offshore sector.

NADL and Seadrill are pleased to announce that a preliminary agreement to create a strategic partnership with a strong industrial player has been reached to foster growth of the company's harsh environment business. The potential strategic partner has a strong foothold in the Russian market, vast experience and competence in Arctic operations, including unique expertise in ice management. The partnership brings together organisations with complimentary skillsets well positioned to capture growth, building on their respective experience and know-how and creating new industrial synergies.

The potential strategic partner will initially purchase a substantial minority stake in NADL from Seadrill priced around current market levels. Further the partner will be granted an option to acquire a majority stake at a later stage at a premium to the current market levels. Signing and closing of the transaction is expected within the third quarter of 2013. Both Seadrill and the potential strategic partner strongly support an immediate US-listing of NADL post closing of the first part of the transaction.

The Company's operations in Stavanger will continue as today and will focus on the current operations and future growth. The strategic partnership is likely to entail opening up of other regional offices to serve local growth in demand. Overall activity level is expected to increase and provide employees with attractive opportunities.

Seadrill is fully committed to remaining a long term shareholder and partner in NADL. The board is confident that the agreed partnership structure will strengthen NADL as the leading pure play harsh environment drilling company and position it uniquely to increase the value for all of the Company's shareholders and make it an even more attractive workplace for the employees.

It is Seadrill's intention that parts of the proceeds it will receive from the first phase of the transaction will be used to purchase shares in the open market in order to re-increase its ownership in NADL. The remaining proceeds will be used to fund existing and new growth opportunities within Seadrill's global ultra-deepwater and premium jack-up businesses and might also be used to support Seadrill's share of further growth in NADL.

Seadrill has since January 1, 2013 committed approximately US$5 billion in acquisitions and newbuild orders. Based on these investments Seadrill expects high growth in earnings and dividend capacity in the years to come. The Boards of Seadrill and NADL will continue to look for further strategic opportunities with a target to better position our companies for future business.

NADL is an offshore harsh environment drilling company with focus on the North Atlantic basin. The company has nine drilling units in the fleet, including five semi-submersible, a drillship, and three jack-up rigs. Seadrill Limited currently owns 74% of the outstanding shares and the company is listed on the Norwegian OTC exchange with a market capitalization of approximately US$2.3 billion.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.5

SDRL - Result of the mandatory offer for all outstanding shares in Sevan Drilling ASA

Hamilton, Bermuda, August 23, 2013 - Reference is made to Seadrill Limited's ("Seadrill") mandatory offer to purchase all of the shares in Sevan Drilling ASA ("Sevan") at NOK 3.95 per share which expired on Thursday, August 22, 2013 (the "Offer").

Seadrill has received acceptances of the Offer totalling 47,394 shares. At completion of the offer Seadrill will control 297,941,358 shares of Sevan, either through direct ownership or forward contracts, representing 50.11% of all issued shares of Sevan.

In accordance with the terms and conditions set out in the Offer Document, settlement according to the Offer will take place as soon as reasonably possible and no later than on September 5, 2013.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.6

SDRL - Notice of Annual General Meeting 2013

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Attachments

•	http://www.seadrill.com/stream_file.asp?iEntityId=1515

 EXHIBIT 99.7

SDRL - Mandatory notification of trade

Hamilton, Bermuda, August 29, 2013 - Seadrill Limited ("the Company") has through market purchases executed on August 28, repurchased 300,000 of the Company's own common stock at an average price of NOK273.5 per share.

After this transaction the Company has a holding of 327,016 treasury shares.

The Total Return Swap agreement entered into on June 4th, 2013 at the same time has been reduced from 2 million shares to 1.7 million shares.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.8

SDRL - Disclosure regarding Sevan Drilling ASA

Hamilton, Bermuda, August 29, 2013 - Seadrill Limited ("Seadrill") has financed a portion of its exposure to Sevan Drilling ASA ("Sevan") through a forward agreement. Seadrill has sold 120,065,464 shares and received a forward agreement with exposure to the same number of shares. The shares have been sold at NOK 3.95 per share. The forward agreement runs until November 6, 2013 and has a strike price of NOK 3.9737.

Seadrill controls 297,941,358 shares of Sevan, either through direct ownership or forward agreements, representing 50.11% of all issued shares of Sevan.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.9

SDRL – Dividend information

Hamilton, Bermuda, September 4, 2013 - Reference is made to the second quarter 2013 report released on August 28, 2013. Seadrill Limited will be trading ex-dividend of a cash dividend of US$0.91 per share on September 5, 2013.

The record date is September 9, 2013, and the dividend will be paid on or about September 20, 2013.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.10

SDRL - Mandatory notification of trade

Hamilton, Bermuda, September 5, 2013 - Seadrill Limited ("Seadrill") has settled a Total Return Swap agreement (TRS) expiring on September 4, 2013 with 1,700,000 common shares in Seadrill Limited as underlying security. Seadrill has subsequently entered into a new TRS agreement with exposure to 1,700,000 Seadrill Limited common shares. The expiry date for the new TRS is December 4, 2013 and the reference price is NOK291.2719 per share.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.11

SDRL - Minutes from the Annual General Meeting 2013

Hamilton, Bermuda, September 20, 2013 - Seadrill Limited (the "Company") advises that the 2013 Annual General Meeting of the Company was held on September 20, 2013 at 9:30 a.m. at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda.  The following resolutions were passed:

1) To re-elect John Fredriksen as a Director of the Company.

2) To re-elect Tor Olav Trøim as a Director of the Company.

3) To re-elect Kate Blankenship as a Director of the Company.

4) To re-elect Kathrine Fredriksen as a Director of the Company.

5) To re-elect Carl Erik Steen as a Director of the Company.

6) To re-elect Bert Bekker as a Director of the Company.

7) To re-elect Paul Leand, Jr., as a Director of the Company.

8) To amend the Company's Bye-laws Nos. 57 (a), 89, 93 (b), 103, 104, 105, 106 (a), 110 and 111.

9) To appoint PricewaterhouseCoopers LLP as auditors and to authorise the Directors to determine their remuneration.

10) That the remuneration payable to the Company's Board of Directors of a total amount of fees not to exceed US$1,500,000 be approved for the year ended December 31, 2013.

In addition, the audited consolidated financial statements for the Company for the year ended December 31, 2012 were presented to the Meeting.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.12

SDRL - Mandatory notification of trade

Hamilton, Bermuda, October 3, 2013 - Seadrill Limited ("Seadrill"), on October 1, 2013 granted Mr. Per Wullf, CEO and primary insider of Seadrill, and Mr. Rune Magnus Lundetrae, CFO and primary insider of Seadrill 130,000 and 40,000 share options respectively, at an average strike price of NOK273.00 per share.

After this transaction, Mr. Wullf holds 300,000 share options in Seadrill and Mr. Lundetrae holds 133,400 share options in Seadrill.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.13

SDRL - Mandatory notification of trade

Hamilton, Bermuda, October 4, 2013 - In combination with the options awarded to CEO Per Wullf and Rune Magnus Lundetrae October 1, 2013, Mr. Wullf has exercised 50,000 historic vested options at an average strike price of NOK20.67 and subsequently sold 46,400 of these shares for NOK276.80.

Mr Lundetrae has exercised 23,400 historic vested options at an average strike price of NOK120.44 and subsequently sold these shares at NOK276.80.

The combination of the new option awards and the exercise of vested options has resulted in the following changes to their holdings:

Per Wullf has increased his direct and indirect Seadrill exposure from 170,000 to 253,600 shares, consisting of 3,600 shares and 250,000 vested and unvested options.

Rune Magnus Lundetrae has increased his direct and indirect Seadrill exposure from 93,400 shares to 110,000 shares, consisting of 110,000 vested and unvested options.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.14

SDRL - Seadrill announces settlement agreement and 18 month extension for semi-submersible West Aquarius

Hamilton, Bermuda, October 10, 2013 - Seadrill Limited announces today that its subsidiary, Seadrill Partners, as part of a settlement agreement has agreed to non-payment for 37 days during the recent mobilization period as a result of the time required for the ultra-deepwater harsh environment semi-submersible West Aquarius to complete modifications and repairs in order to meet the regulatory requirements for operations in Canadian waters and for the operator to receive authorization from the Canadian authorities to commence operation. This loss will negatively impact third quarter results.

In conjunction, it is negotiating an 18 month contract extension thereby extending the operations for the rig off the east coast of Canada until April 2017.  The new contract, which will be subject to required approvals by the joint interest owners, is expected to be executed by November 30, 2013.

The total revenue potential for the extension is estimated to be approximately US$337 million.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.15

SDRL - Seadrill Limited sells the tender rig T-16 to Seadrill Partners LLC

Hamilton, Bermuda, October 11, 2013 - Seadrill Limited has today entered into an agreement to sell the company that owns the tender rig T-16 to Seadrill Partners LLC for a total purchase price of US$200 million, less approximately US$93 million of debt outstanding under the credit facility secured by the T-16. Seadrill Partners will acquire the company that owns the T-16 in exchange for approximately US$107 million in unregistered common units that Seadrill Partners will issue to Seadrill Limited. The number of common units to be issued to Seadrill Limited will be 3,310,622, at a price of US$32.29 which is based on the ten-day volume weighted average closing price ending on October 10, 2013 for Seadrill Partners' common units. The transaction is expected to close within October 2013.

The T-16 commenced operations in September 2013 under a five-year contract with Chevron in Thailand at an initial dayrate of US$115,500. The debt secured by the T-16 matures in December 2017 and has an interest rate of LIBOR plus a margin of 3.25% per annum.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company's ability to complete the acquisition of the T-16 and projected increases in cash distributions are considered forward looking statements. These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward looking statements include, but are not limited to the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward looking statement can be guaranteed. When considering these forward looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Annual Report on Form 20-F.

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.16

SDRL - Partnership discussions on hold, filing for NYSE listing

Hamilton, Bermuda, October 11, 2013 - North Atlantic Drilling Ltd. ("NADL" or the "Company") and Seadrill Limited ("Seadrill") announced on August 15, 2013 that the companies were actively engaged in specific discussions with the potential to bring in a strategic partner as a major owner in NADL. The parties have made solid progress in these discussions but have not yet been able to find a mutually acceptable solution to all transaction parameters, including treatment of minority shareholders.

In view of the commitment NADL has given to its shareholders to list the company, Seadrill has decided to put the current discussions on hold and NADL will proceed with an independent listing on NYSE. The Company expects to file with the SEC during the fourth quarter and proceed with the offering in due course following the SEC review process.

The recent discoveries in the Barents Sea and Newfoundland by OMV, Lundin and Statoil have further highlighted the attractiveness of the harsh environment market. In order to position the fleet to meet this new market NADL is presently in final discussions with Jurong shipyard in order to upgrade the newbuilding West Rigel to meet full year drilling operations in Arctic waters.

Seadrill remains fully committed as long term shareholder in NADL and believes that establishing NADL as an independently listed and financed entity is an important strategic goal. The Board will continue to look for strategic partnerships which can strengthen the company's Arctic experience and market position with the target to create additional value for all shareholders.

NADL is an offshore harsh environment drilling company with focus on the North Atlantic basin. The company has nine drilling units in the fleet, including five semi-submersible, a drillship, and three jack-up rigs. Seadrill Limited currently owns 74% of the outstanding shares and the company is traded on the Norwegian OTC list with a market capitalization of approximately US$2.3 billion.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.17

SDRL - Contemplating issuing new unsecured bonds

Hamilton, Bermuda, October 17, 2013 - North Atlantic Drilling Ltd. is contemplating issuing new senior unsecured bonds in the Norwegian bond market with maturity in October 2018. The net proceeds from the Bond Issuance will be used to repay existing indebtedness. DNB Markets, Danske Bank, Nordea Markets, Pareto Securities, SEB and Swedbank First Securities are acting as Joint Lead Managers for the issuance.

Media contact

Rune Magnus Lundetræ

Chief Financial Officer

North Atlantic Management AS

+44 (0)20 8811 4778

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.18

SDRL - Completes placement of NOK 1,500 million unsecured bond issue

Hamilton, Bermuda, October 17, 2013 - North Atlantic Drilling Ltd. has successfully completed a NOK 1,500 million senior unsecured bond issue with maturity in October 2018. Settlement date is expected to be October 30, 2013. An application will be made for the bonds to be listed on the Oslo Børs. The net proceeds from the bond issuance will be used to repay existing indebtedness.

DNB Markets, Danske Bank, Nordea Markets, Pareto Securities, SEB and Swedbank First Securities acted as Joint Lead Managers for the issuance.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.